Filed Pursuant to Rule 433 Dated May 8, 2007 Registration Statement: No. 333-132936-14

Credit Suisse,
acting through its Guernsey branch

$1,250,000,000

5.860% Fixed to Floating Rate Tier 1 Capital Notes

Final Terms and Conditions

Issuer:	Credit Suisse (the “Bank”), acting through its Guernsey branch
Ratings:	Aa3 / A / A+ (Stable / Stable / Stable)
Minimum Denomination:	$2,000 x $2,000
Trade Date:	May 8, 2007
Settlement Date:	May 15, 2007 (T+5)
Maturity Date:	Perpetual
Reset Date:	May 15, 2017
Principal Amount:	$1,250,000,000
Public Offering Price:	100.000% of the principal amount per Note
Benchmark:	4.625% UST due February 15, 2017
Benchmark Yield:	4.630% (99 – 30+)
Re-offer Spread to Benchmark:	+ 123 bps
Re-offer Yield:	5.860%
Gross Spread:	1.000%
Price to Issuer:	99.000%
Net Proceeds to Issuer:	$1,237,500,000
Fixed Rate:	5.860% per annum, from and including May 15, 2007 to, but excluding, the Reset Date
Fixed Rate Period Interest Payment Dates:	Semi-annually in arrears on each May 15th and November 15th, beginning November 15, 2007, unadjusted
Fixed Rate Period Day Count:	30/360
Floating Rate:	Three-Month USD LIBOR plus 1.69%, from and including the Reset Date
Floating Rate Period Interest Payment Dates:	Quarterly in arrears on each February 15th, May 15th, August 15th, and November 15th, beginning August 15, 2017, subject to Modified Following Business Day Convention
Floating Rate Period Day Count:	Actual/360
Non-Cumulative Interest:

All interest payments are at the Bank’s option if no payments are made on common shares or other Tier 1 instruments, and interest payments are not prohibited because the Bank has sufficient distributable profits and satisfies the regulatory and solvency condition

Optional Redemption:	In whole but not in part, on the Reset Date or on any Interest Payment Date thereafter, at the principal amount
Special Event Redemption:

In whole but not in part, prior to the Reset Date, at any time:

•  At the greater of the Make-Whole Price or the principal amount (and current interest) in the event of loss of tax efficiency or Tier 1 treatment

•  At the principal amount (and current interest) in the event of imposition of withholding tax

Subordination:	Junior subordinated debt
Conditions of Redemption:	Subject to the Bank’s obtaining prior approval of the Swiss Federal Banking Commission
Listing:	New York Stock Exchange (Expected)
QDI:	Initially should be QDI-eligible

Form of Issuance:	SEC Registered
CUSIP:	225448AA7
ISIN:	US225448AA76
Common Code:	TBD
Sole Bookrunner (90.25%):	Credit Suisse Securities (USA) LLC
Co-managers: (0.50% each)

Banc of America Securities LLC

BB&T Capital Markets, a divison of Scott & Stringfellow, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Fortis Securities LLC

HSBC Securities (USA) Inc.

ING Belgium N.V.

KeyBanc Capital Markets, a division of McDonald Investments Inc.

Mellon Financial Markets, LLC

Mitsubishi UFJ Securities International plc

Morgan Keegan & Company, Inc.

Popular Securities, Inc.

Rabo Securities USA, Inc.

SG Americas Securities, LLC

SunTrust Capital Markets, Inc.

Wells Fargo Securities, LLC

Junior Co-managers: (0.25% each)	MFR Securities, Inc. Trilon International Inc. Utendahl Capital Partners, L.P.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.